ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102
September 22, 2011
VIA EDGAR
Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ConAgra Foods, Inc. Form 10-K for the Fiscal Year ended May 29, 2011 (the “Form 10-K”) Filed July 19, 2011
Dear Mr. Skinner:
We acknowledge receipt of the Staff’s comment letter dated September 15, 2011 on the above referenced Form 10-K. Pursuant to Lyn Rhoten’s conversation with you today, we are requesting an extension of time for ConAgra Foods, Inc. (“ConAgra Foods”) to respond to the comment letter until October 6, 2011.
Please contact me at 402-240-5381 with questions or comments on this response letter.

Very truly yours,
/s/ John F. Gehring
John F. Gehring
Executive Vice President and Chief Financial Officer